UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	April 26, 2024	By:	/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Content

Items	Description

1	Election of Directors News Release April 26, 2024

Item 1

NEWS RELEASE

CN Announces Election of Directors

MONTREAL, April 26, 2024 — CN (TSX: CNR) (NYSE: CNI) announced that the director nominees listed in the management information circular dated March 4, 2024 (the “Information Circular”), were elected as directors of CN. The detailed results of the vote for the election of directors held at CN’s Annual Meeting of Shareholders (“Meeting”) on April 26, 2024 via online webcast are set out below.

Election of Directors

On a vote by ballot, each of the following 11 nominees proposed by management was elected as a director of CN:

Nominee	Votes For	% For	Votes Against	% Against
Shauneen Bruder	491,056,956	99.14%	4,246,242	0.86%
Jo-ann dePass Olsovsky	490,656,048	99.06%	4,647,283	0.94%
David Freeman	492,742,471	99.48%	2,560,864	0.52%
Denise Gray	492,334,756	99.40%	2,968,574	0.60%
Justin M. Howell	491,141,171	99.16%	4,162,163	0.84%
Susan C. Jones	492,826,766	99.50%	2,476,567	0.50%
Robert Knight	492,786,125	99.49%	2,517,211	0.51%
Michel Letellier	491,959,180	99.32%	3,344,155	0.68%
Margaret A. McKenzie	490,981,602	99.13%	4,321,731	0.87%
Al Monaco	490,856,506	99.10%	4,446,827	0.90%
Tracy Robinson	494,648,299	99.87%	653,237	0.13%

Shauneen Bruder was unanimously re-elected by the board of directors as board chair. Ms. Bruder is a Corporate Director and retired Executive Vice-President, Operations at the Royal Bank of Canada.

Biographical information on all directors can be found in the Information Circular, available at https://www.cn.ca/en/investors/regulatory-filings/

Final voting results on all matters voted on at the Meeting will be filed with the Canadian and U.S. securities regulators.

About CN

CN is a world-class transportation leader and trade enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN’s network connects Canada’s Eastern and Western coasts with the U.S. South through an 18,800-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:

Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Director, Public Affairs and	Assistant Vice-President
Media Relations	Investor Relations
(438) 455-3692 media@cn.ca	(514) 399-0052 investor.relations@cn.ca